UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: August 29, 2010

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007, 2008, 2009 and for the three-month period ending March 31, 2010, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statements for the six month period ended June 30, 2010 is US$1,619 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on June 30, 2010, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of June 30, 2010, are displayed in the following table:

Base Amt.	Deal Type	Expiry Date	Trade Date	Market Rate	Market Value (USD)
450,000	Sold Eu.Opt	28/07/2010	18/01/2010	3.8752	-5,480
-150,000	Bought Eu.Opt	28/07/2010	10/02/2010	3.8752	40
150,000	Sold Eu.Opt	28/07/2010	10/02/2010	3.8752	-1,827
150,000	Sold Eu.Opt	28/07/2010	25/02/2010	3.8752	-972
-200,000	Bought Eu.Opt	28/07/2010	02/11/2009	3.8752	53
200,000	Sold Eu.Opt	28/07/2010	02/11/2009	3.8752	-1,190
-450,000	Bought Eu.Opt	28/07/2010	18/01/2010	3.8752	5
-150,000	Bought Eu.Opt	28/07/2010	25/02/2010	3.8752	85
-200,000	Bought Eu.Opt	28/07/2010	06/05/2010	3.8752	53
200,000	Sold Eu.Opt	28/07/2010	06/05/2010	3.8752	-713
150,000	Sold Eu.Opt	27/08/2010	25/02/2010	3.8754	-1,554
-200,000	Bought Eu.Opt	27/08/2010	02/11/2009	3.8754	253
200,000	Sold Eu.Opt	27/08/2010	02/11/2009	3.8754	-1,952
-450,000	Bought Eu.Opt	27/08/2010	18/01/2010	3.8754	108
450,000	Sold Eu.Opt	27/08/2010	18/01/2010	3.8754	-7,206
-150,000	Bought Eu.Opt	27/08/2010	10/02/2010	3.8754	189
150,000	Sold Eu.Opt	27/08/2010	10/02/2010	3.8754	-2,402
-200,000	Bought Eu.Opt	27/08/2010	06/05/2010	3.8754	253
200,000	Sold Eu.Opt	27/08/2010	06/05/2010	3.8754	-1,363
-150,000	Bought Eu.Opt	27/08/2010	25/02/2010	3.8754	335
-200,000	Bought Eu.Opt	27/09/2010	02/11/2009	3.8758	533

200,000	Sold Eu.Opt	27/09/2010	02/11/2009	3.8758	-2,591
-450,000	Bought Eu.Opt	27/09/2010	18/01/2010	3.8758	403
450,000	Sold Eu.Opt	27/09/2010	18/01/2010	3.8758	-8,655
-150,000	Bought Eu.Opt	27/09/2010	10/02/2010	3.8758	400
150,000	Sold Eu.Opt	27/09/2010	10/02/2010	3.8758	-2,885
-150,000	Bought Eu.Opt	27/09/2010	25/02/2010	3.8758	644
150,000	Sold Eu.Opt	27/09/2010	25/02/2010	3.8758	-2,038
-200,000	Bought Eu.Opt	27/09/2010	06/05/2010	3.8758	533
200,000	Sold Eu.Opt	27/09/2010	06/05/2010	3.8758	-1,950
200,000	Sold Eu.Opt	27/10/2010	28/04/2010	3.8762	-3,817
-200,000	Bought Eu.Opt	27/10/2010	06/05/2010	3.8762	804
200,000	Sold Eu.Opt	27/10/2010	06/05/2010	3.8762	-2,578
-300,000	Bought Eu.Opt	27/10/2010	25/02/2010	3.8762	1,726
300,000	Sold Eu.Opt	27/10/2010	25/02/2010	3.8762	-4,723
-300,000	Bought Eu.Opt	27/10/2010	08/06/2010	3.8762	2,703
300,000	Sold Eu.Opt	27/10/2010	08/06/2010	3.8762	-2,781
-200,000	Bought Eu.Opt	27/10/2010	28/04/2010	3.8762	518
-300,000	Bought Eu.Opt	24/11/2010	25/02/2010	3.8767	2,184
300,000	Sold Eu.Opt	24/11/2010	25/02/2010	3.8767	-5,231
-200,000	Bought Eu.Opt	24/11/2010	28/04/2010	3.8767	729
200,000	Sold Eu.Opt	24/11/2010	28/04/2010	3.8767	-4,196
-200,000	Bought Eu.Opt	24/11/2010	06/05/2010	3.8767	1,056
200,000	Sold Eu.Opt	24/11/2010	06/05/2010	3.8767	-2,991
-300,000	Bought Eu.Opt	24/11/2010	08/06/2010	3.8767	3,249
300,000	Sold Eu.Opt	24/11/2010	08/06/2010	3.8767	-3,340
-300,000	Bought Eu.Opt	29/12/2010	25/02/2010	3.8773	2,723
-200,000	Bought Eu.Opt	29/12/2010	28/04/2010	3.8773	969
200,000	Sold Eu.Opt	29/12/2010	28/04/2010	3.8773	-4,607
-200,000	Bought Eu.Opt	29/12/2010	06/05/2010	3.8773	1,362
200,000	Sold Eu.Opt	29/12/2010	06/05/2010	3.8773	-3,459
-300,000	Bought Eu.Opt	29/12/2010	08/06/2010	3.8773	3,872
300,000	Sold Eu.Opt	29/12/2010	08/06/2010	3.8773	-3,985
300,000	Sold Eu.Opt	29/12/2010	25/02/2010	3.8773	-5,763
-300,000	Bought Eu.Opt	27/01/2011	08/06/2010	3.8776	4,375
300,000	Sold Eu.Opt	27/01/2011	08/06/2010	3.8776	-4,498
300,000	Sold Eu.Opt	24/02/2011	08/06/2010	3.8779	-4,968
-300,000	Bought Eu.Opt	24/02/2011	08/06/2010	3.8779	4,924
300,000	Sold Eu.Opt	29/03/2011	08/06/2010	3.8782	-5,491
-300,000	Bought Eu.Opt	29/03/2011	08/06/2010	3.8782	5,204